Churchill Financial, LLC
Exemption Report

Churchill Financial, LLC
295 N. Hubbards Lane
Louisville, Kentucky 40207

SEC File No.: 8-48724
CRD No.:   39462

Fiscal Year Ended December 31, 2020

Churchill Financial, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(ii);

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, John J. Hunter, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _John J. Hunter, Jr._

Title: _VP_